UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: October 19, 2017

Commission File Number 001-34153

GLOBAL SHIP LEASE, INC.

(Exact name of Registrant as specified in its Charter)

c/o Portland House,

Stag Place,

London SWIE 5RS,

United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F   ☒ Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). Yes  ☐ No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). Yes  ☐ No  ☒

Information Contained in this Form 6-K Report

Attached hereto as Exhibit I is a press release dated October 19, 2017 of the Company announcing it has agreed to a new time charter with CMA CGM for the OOCL Tianjin, which will be renamed GSL Tianjin.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAL SHIP LEASE, INC.

Date: October 19, 2017	By:	/s/ Ian J. Webber
Ian J. Webber Chief Executive Officer

Exhibit I

Investor and Media Contact:

The IGB Group

Bryan Degnan

646-673-9701

or

Leon Berman

212-477-8438

Global Ship Lease Announces New Time Charter with CMA CGM

LONDON, October 19, 2017 – Global Ship Lease, Inc. (NYSE:GSL), a containership charter owner, today announced that it has agreed to a new time charter with CMA CGM for an 8,063 TEU containership, the 2005-built OOCL Tianjin, which will be renamed GSL Tianjin. The vessel will be chartered for a period of three to eight months (at the charterer’s option) at a fixed rate of $13,000 per day, commencing immediately upon re-delivery from its current charter on or around October 25, 2017.

Ian Webber, Chief Executive Officer of Global Ship Lease, commented, “We are pleased to have secured continued employment for the Tianjin on an EBITDA positive basis with one of the most active charterers in the market, CMA CGM. We also appreciate the close cooperation of both the current charterer, OOCL, and CMA CGM in ensuring a seamless transition directly from one time charter to the next, with no intervening downtime. Coming off of its initial sale-and-leaseback charter with OOCL, the vessel will now be fixed at a profitable rate, which is reflective of market conditions, throughout the weaker winter months without compromising our ability to re-enter the strengthening market during a more seasonally advantageous period. By continuing to focus on maintaining full fleet employment with top-tier counterparties, we believe that Global Ship Lease is well positioned to generate sustainable long-term cashflows for our shareholders and to benefit from the ongoing improvements in the market for mid-sized and smaller containerships.”

About Global Ship Lease

Global Ship Lease is a containership charter owner. Incorporated in the Marshall Islands, Global Ship Lease commenced operations in December 2007 with a business of owning and chartering out containerships under mainly long-term, fixed-rate charters to top tier container liner companies.

Global Ship Lease owns 18 vessels with a total capacity of 82,312 TEU and an average age, weighted by TEU capacity, at August 31, 2017 of 12.7 years. All 18 vessels are currently fixed on time charters, 15 of which are with CMA CGM. The average remaining term of the charters at August 31, 2017 is 3.1 years or 3.4 years on a TEU weighted basis, taking into account the two charter extensions announced on September 11, 2017 and the new charter for Tianjin.

Forward-Looking Statements

This press release contains forward-looking statements. Forward-looking statements provide the Company’s current expectations or forecasts of future events. Forward-looking statements include statements about the Company’s expectations, beliefs, plans, objectives, intentions, assumptions and other statements that are not historical facts. Words or phrases such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “ongoing,” “plan,” “potential,” “predict,” “project,” “will” or similar words or phrases, or the negatives of those words or phrases, may identify forward-

looking statements, but the absence of these words does not necessarily mean that a statement is not forward-looking. Forward-looking statements are subject to known and unknown risks and uncertainties and are based on potentially inaccurate assumptions that could cause actual results to differ materially from those expected or implied by the forward-looking statements. Actual results could differ materially from those expressed or implied by the forward-looking statements as a result of various factors, including the factors described in “Risk Factors” in the Company’s Annual Report on Form 20-F and the factors and risks the Company describes in subsequent reports filed from time to time with the U.S. Securities and Exchange Commission. New risks can emerge from time to time, and it is not possible for the Company to predict all such risks, nor can the Company assess the impact of all such risks on its business or the extent to which any risks, or combination of risks and other factors, may cause actual results to differ materially from those contained in any forward-looking statements. Accordingly, you should not unduly rely on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly revise any forward-looking statement to reflect circumstances or events after the date of this press release or to reflect the occurrence of unanticipated events.